Exhibit 4(a)16

THE SYMBOL “*****” DENOTES PLACES WHERE PORTIONS OF THIS DOCUMENT HAVE BEEN OMITTED PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT. SUCH MATERIAL HAS BEEN FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION.

GSM MOBILE STATION
DISTRIBUTORSHIP AGREEMENT

BETWEEN

SAMSUNG ELECTRONICS CO., LTD

AND

SUNY TELECOM LTD

THIS GSM MOBILE STATION DISTRIBUTORSHIP AGREEMENT (“AGREEMENT”) IS MADE AND ENTERED INTO AS OF THE EFFECTIVE DATE SET FORTH HEREAFTER BY AND BETWEEN

SAMSUNG ELECTRONICS CO., LTD., a Korean corporation registered under the laws of Korea with its registered office at Samsung Main Building, 250. 2-Ka, Taepyung-Ro, Chung-Ku, Seoul, Korea (hereinafter “Samsung”)

AND

SUNY TELECOM LTD., an Israeli corporation registered under the laws of the Israel with its registered office at 46 Segula Street 49277, Israel (hereinafter “Suny”)

(hereinafter individually the “party” and jointly the “parties”).

WHEREAS

The Parties have executed as of July 10th, 1998 a CDMA Mobile Station Distributorship Agreement and now intent to enter into another distributorship agreement in order to extend their relationship to other GSM related products.

WHEREAS

Samsung desires to sell and deliver certain Samsung branded GSM mobile telephones, wireless communications products and their accessories, manufactured by or for any Samsung mobile phones business group company (hereinafter the “Product(s))”, to Suny, and

WHEREAS	Suny desires to purchase the Products from Samsung under the terms and conditions described herein

NOW, THEREFORE, in consideration of the premises and convenants contained herein, the parties hereto agree as follows:

Article 1. Products

The term Products shall mean all GSM mobile phones, designed and manufactured by Samsung under Samsung’s trademark. It is understood the products shall be strictly limited to the above products.

Article 2. Territory

The term Territory shall refer to and be limited to Israel and other areas covered by cellular operators in Israel only.

Article 3. Appointment

3.1 Samsung hereby appoints Suny as its authorized distributor in the Territory and grants to Suny the exclusive right to purchase Products for resale in the Territory during the term of and subject to the provisions of this Agreement.

Article 4. Relationship between the parties

4.1 This Agreement does not create an agency relationship, joint venture between parties hereto, nor will Suny become a legal representative of Samsung for any purpose whatsoever.

4.2 Suny is not granted any right or authority express or implied to act, on behalf of or in the name of Samsung or to bind Samsung in any manner. Suny hereby agrees to indemnify and hold Samsung harmless from any damages, expenses or obligations that Samsung may incur as a result of any damage or injury inflicted upon any party or person by Suny, its agents or employees, or anyone operating under its control

Article 5. Duties of Suny

5.1 Suny shall sell Products only in the Territory and shall not, directly or indirectly, with or without compensation, temporarily or permanently, resell or re-export Products to any place or country outside Territory under any condition whatsoever, nor shall resell Products to any other person, firm or corporation in the Territory, who Suny knows or has reason to believe intends to resell or re-export Products outside Territory.

5.2 Suny shall not purchase and import any goods competitive with or similar to Products which are limited to GSM mobile station, in Territory. In the event that Suny fails to comply with the provision of this Article, Samsung may at its option convert the sole distributorship granted hereunder to a non-exclusive basis, or forthwith terminate this Agreement, by so notifying Suny.

5.3 Suny shall perform all of its obligations under the Agreement and shall make best efforts to promote, market and sell the quantity of Products forecasted by Suny pursuant to Article 10, and shall conduct its business consistent with the reputation for quality enjoyed by Samsung and its products. Suny undertakes to focus its marketing effort on Samsung’ products and Suny recognizes that the level of investment required to properly support the Products is substantial.

5.4 [*****]

5.5 Suny shall at all times maintain a staff of adequately trained and competent personnel, knowledgeable of the specifications and features of the Products. Suny shall perform all Services which may be required by End Users competently and in accordance with applicable documentation.

5.6 Suny shall grant End Users a warranty for Products and Services consistent with current and prevailing market conditions and applicable law for similar high quality communications products. Any grant by Suny of a warranty with a scope greater than the warranty granted by Samsung to Suny, shall be Suny’s own responsibility and shall not be binding upon Samsung.

5.7 To ensure End User safety, Suny shall report promptly to Samsung all known or suspected Product defects or safety problems, and Suny shall maintain and make available to Samsung, for a period of three (3) years from the transaction date, an accurate and complete list of Suny’s customers by name and address. This obligation shall survive termination of this Agreement.

Article 6. Government Approval

6.1 Suny will be responsible to obtain all permits and approvals required under the laws of the Republic of Israel for the import, sale and operation of the Products in Israel. Samsung will assist Suny to obtain such permits and approvals,

6.2 For Samsung Branded Products, Suny has the authorized right to apply for and receive type approval certification on behalf of Samsung and to grant dealership agreements in the authorised Territory.

Article 7. Orders

7.1 Suny shall place with Samsung firm orders for the Products two (2) months prior to expected shipment date. The orders shall not be binding unless unless and until finally accepted by Samsung at its discretion. However, such orders shall be confirmed unless it has justified and reasonable cause to reject it. Samsung is not bound by any sales contracts or agreements made by Suny unless specifically agreed to herein or unless obtained as a written commitment of an authorized representative of Samsung.

7.2 If Suny submits and Samsung accepts any order after the expiration or termination of the Agreement, such order shall be subject to the terms and conditions of the Agreement unless another contract has been concluded between the parties. Such coverage applies only to the orders submitted and accepted, and does not obligate Samsung to accept any orders after such expiration or termination.

7.3 Samsung reserves the right to cancel any orders accepted by Samsung, or to refuse, delay or suspend shipment, if Suny (a) fails to make any payment due, (b) fails to meet any reasonable credit or financial requirements established by this Agreement.

Article 8. Accessory supply

Samsung shall provide optional accessories to the Suny. Price updates of the Accessories will be made available to Suny as soon as such price update is available. Samsung is wholly liable under its warranty policy for the quality and performance’ of the accessories which will be supplied with the Products.

Article 9. Shipment

9.1 Samsung will exert its best efforts to ship Products within the stipulated time agreed during the ordering procedure.

9.2 Shipment of Products will be effected after acceptance of each order by Samsung subject to shipping space on the basis of CIF Israel.

9.3 If Suny decides to advance the shipments or to order additional quantity, Samsung will confirm with seven (7) days to Suny’s request and the delivery schedule shall be confirmed by Samsung and will not, in any case, be later than three (3) months.

Article 10. Volume Forecast and Report

10.1 Suny shall make a monthly purchase schedule and expected quantity of order and submit it to Samsung at least five (5) months prior to purchase, of which first two (2) months shall be firm orders and the rest three (3) months will be provided as a forecast. The forecast of three (3) months shall not be considered as an order; however, Suny shall give Samsung an order of at least eighty percent (80%) and not more than one hundred and twenty percent (120%) of such purchase forecast.

10.2 Suny’s forecast of total Product orders in terms of numbers of product units for the twelve (12) months of this Agreement is set forth in Article 12.

10.3 At the end of each quarter, Suny and Samsung will conduct a general business review, which will include, amongst other items, a review of the business plan, products, prices and discounts. The results of such annual business review will be summarized in writing and signed by each of the parties. In addition, Suny shall work with Samsung to establish annual sales targets for the Products, discuss its ability to meet such annual targets, and provide requested data in reasonable detail on the overall marketplace, market potentials and other information related to the Products marketed hereunder as an aid for measuring Samsung’s market potential and in planning its marketing efforts.

Article 11. Payment

11.1 Payments to Samsung shall be made in US dollar.

11.2 Payment terms shall be “L/C payable sixty(60) days after sight” with a prime Bank Guarantee satisfactory to Samsung.

11.3 In case of any problem in drawing necessary amount from L/C, Suny shall assume any and all liabilities and concequences arising out of or in connection with non-payment or default. In particular, Samsung may terminate this Agreement or suspend the delivery untill complete payment by the Suny of the amount overdue or of any and all cost, expenses or damages incured due to such delay or default as provided for herein. This suspension of performance by Samsung shall not in any event constitute breach of the contract.

Article 12. Minimum Purchase Commitment

12.1 Each year Suny hereby guarantees to purchase from Samsung minimum quantities of variable products as stated below:

12.2 [*****]

Article 13. Tender of Business Information

13.1 Samsung shall give Suny the manufacturing situation of Products and its technical information necessary for the distribution of Products.

13.2 Suny shall furnish the following information to Samsung on monthly basis or whenever Samsung requires:

a)	Sales records,

b)	Stock on hand,

c)	Technical matters,

d)	Service rendered by Suny,

e)	Competition with other companies’ products,

f)	Government policy regarding telecommunication industry,

g)	any other general information necessary

Article 14. Product Warranty

14.1 [*****] Samsung shall be responsible for quality and performance of the Products and Suny shall be responsible for after-sales service with such extra sets. Samsung will assume full responsibility to all defects other than defects that are to be repaired by Suny as after-sales service and Suny will assume full responsibility to such defects to be repaired as after-sales service. However any fault unit that Suny is unable to repair due to technical defaults belonging to service level four will be transferred to Samsung for repair. Repair service will be made in Samsung’s facility with ship back by Suny or in Israel at Samsung’s decision.

14.2 Samsung will advise Suny on any serious defects found in the Products in any other territory.

14.3 [*****]

14.5 [*****]

14.6 [*****]

Article 15. After-Sales service support

15.1 [*****]

15.2 [*****]

Article 16. Hardware and Software Updates

Quality improvement or updates of Hardware for the product conducted by Samsung will be conveyed free of charge to Suny immediately after release. Distributor shall be responsible for conveying such updates to Suny.

Article 17. Spare Parts Stock

Suny shall keep at all times a stock of spare parts and accessories for Products to cover its customers’ requirements in Territory. It is also the responsibility of Suny to see that only such spare parts as are supplied or approved by Samsung are sold or used within Territory. Samsung shall provide Suny with six (6) months advance notice of any decision to terminate the manufacturing of any model and it undertakes to supply spare parts to any such model the manufacturing of which is terminated until the end of three (3) years after such termination or termination of this Agreement for any cause at the agreed prices.

Article 18: Technical Advice, Support and Training

18.1 Samsung shall provide Suny at no cost with such technical advice and information as may be requisite for a basic understanding of Product, and Suny shall have the right, with the prior consent of and at times convenient to Samsung, to send its persons to Samsung’s facilities for instruction and training, but Samsung shall bear no responsibility for the payment of compensation, travelling, hotel and other expenses incurred by such persons in connection therewith.

18.2 Samsung shall supply Suny with all needed documents and aids, including operating manuals, in English unless if stated otherwise in the Agreement, as may be demanded from time to time by Suny for the purpose of programming activities.

18.3 Furthermore, Samsung shall convey to Suny programming and activation date for registering the numbers of the Products automatically and/or by means of a computer and diskette, containing the internal code of the Products noting the model number, serial number (IMEI no.) and date of manufacture in bar-code form.

18.4 Samsung shall provide software, hardware and technical data required for after-sales repairs and service of the Products with limited quantities free of charge, as agreed upon by the parties.

Article 19. Sales Promotion

19.1 [*****]

19.2 Suny shall use its best efforts to distribute and sell all Products, introduce them upon the market at the earliest possible moment, and, in particular, maintain an adequate sales and service of Products throughout Territory, Suny may consult with Samsung to determine its sales policy and its channels of distribution.

Article 20 Establishment of repair laboratory

Suny shall establish a central repair laboratory for the Products within 1(one) month from the execution date of this Agreement, which shall be subject to acceptance of instruction and specification from Samsung within such period. Samsung shall provide all technical data and information required to establish and operate the laboratory free of charge. Suny will be the only one authorized by Samsung to operate the laboratory in Israel.

Article 21. Trademarks

Samsung allows Suny the right during the effective period of this Agreement to use in Territory all the trademarks registered or under application for registration in Territory owned by Samsung in connection with Products during the effective period of this Agreement. In case Suny uses such trademarks improperly, Samsung may cause Suny to discontinue the use of the trademarks at Samsung’s own discretion.

Article 22. Intellectual Proprietary Rights

22.1 Suny acknowledges that any and all trademarks, copyrights, patents or other intellectual property rights, including unpatented production methods used or embodied in or connected with Products, remain the sole properties of Samsung, and Suny shall not in any way dispute them.

22.2 If Suny shall have found that Samsung’s trademarks, copyrights, patents or other intellectual property rights are disputed or infringed upon by a third party, Suny shall promptly inform Samsung thereof and assist Samsung to take steps necessary to protect its rights.

22.3 Samsung shall take up any claim of infringement or alleged infringement of patents, designs, trademarks, copyrights or other rights brought by a third party in relation to Products in Territory. Suny shall forthwith inform Samsung thereof and take appropriate steps to assist Samsung for such claim. Samsung will hold Suny harmless of any damage incurred by it as a result of this infringement.

Article 23. Secrecy

Any and all samples, materials, drawings, specifications and other information furnished by Samsung to Suny in connection with this agreement shall be kept in strict confidence during the life of this Agreement and also after termination, expiration or cancellation of this Agreement. However information that is to be submitted to any telephone operators or any government authority under any law or regulation shall be exempted. Suny shall return such information to Samsung at the time of the termination, expiration or cancellation of this Agreement.

Article 24. Term

This Agreement shall be valid and remain in force for a period of twelve (12) month from the date of the first commercial shipment unless otherwise terminated by the Parties and may be renewed for additional one year periods provided that the parties agrees to do so in writing at least 30 days prior to expiration of each one year term of this Agreement.

Article 25. Termination or Cancellation

25.1 In the event either party breaches obligations of this Agreement and such breach is not cured despite of a notice to such effect for thirty (30) days, the other party shall be entitled, with written notice to the other party, to terminate forthwith this Agreement without prejudice to any claims for damages or claims of any other nature.

25.2 In the meaning of the above paragraph 1., the following shall, without limitation, be considered as a breach: Undue delays in meeting specified terms of payment; measures taken by Suny which would cause the reputation of Samsung to suffer and which would affect the performance of service functions in connection with Products.

25.3 Either party may at any time terminate this Agreement, effectively and immediately, in the event the other party shall be or become insolvent, or if there are instituted by or against the other party proceedings in bankruptcy or under insolvency law or for reorganization, receivership or dissolution or if the other party otherwise seeks to take advantage of any bankruptcy or insolvency statute now or hereafter in effect in Territory covered by this Agreement or elsewhere, or if the other party shall make an assignment for the benefit of creditors or any general arrangement with creditors, or if the other party discontinues business or adopts a resolution providing for dissolution or liquidation, or if any judgement is returned against the other party unsatisfied, or if either party become generally ineligible to obtain import or export licenses for Products.

Article 26. Step after Termination

26.1 Upon the expiration, termination or cancellation of this Agreement for any reasons, all rights granted to Suny hereunder shall thereupon and forthwith revert to Samsung with the same force and effect as though this Agreement had never been entered into and no rights had ever been-acquired by Suny in connection therewith.

26.2 Termination or cancellation of this Agreement shall not release either party from any liability which at the time of such termination has already accrued to the other party or which thereafter may accrue in respect of any act or omission prior to such termination or expiration nor shall any such termination or expiration affect in any way the survival of any right, duty or obligation of either party which is expressly stated in this Agreement to survive such termination or expiration.

26.3 Upon and after expiration, termination or cancellation of this Agreement for any reason, Suny shall not use Samsung’s trademarks, nor any labels, symbols, trademarks, trade names or product designation the same as or similar to them for any reason, provided however that Suny may sell all existing inventory.

26.4 Upon termination, expiration or cancellation of this Agreement neither party shall be liable to the other either for compensation or for damages of any kind or character whatsoever, on account of the loss by Samsung or Suny of present or prospective profits on sales or anticipated sales, good will, or expenditures, investments or commitments made in connection with the establishments, development or maintenance of Suny’s business, except that termination shall not prejudice or otherwise affect the rights or liabilities of the parties according to this Agreement, especially with respect to Products or Product Components sold under this Agreement or any indebtedness then owing by either party to the other.

Article 27. Method of Giving Notice

Any notice required or permitted under this Agreement, or under any statute or law requiring the giving of notice, may be delivered in person, or by registered air mail, if properly posted, with postage fully prepaid, in an envelope properly addressed to the respective parties at the address set forth below or to such changed address as notice

Address of Samsung:

Samsung Electronics Co. Ltd.
9th Floor, Samsung Main Bldg.
250, 2-Ka. Taepyung-Ro, Chung-Ku,
C.P.O. Box 8780, Seoul, Korea 100-742
Tel. No.: +82-2-751 2965
Fax No.: +82-2-751 2879

Address of Suny:
Suny Telecom Ltd.
46 Segula Street, 49277
Petach-Tikva, Israel

Attention: _____________
Tel. No.: ____________
Fax No.: __________

Article 28. Force Majeure

Either party shall not be held liable to the other party for failure or delay in fulfilling this Agreement or any order accepted hereunder in such failure, or delays due to Acts of God including but not limited to earthquake, flood, riots, war, hostilities, fires strikes, lockout, labor dispute, embargoes, shortage of supply of raw materials, unavailability of loading or transportation facilities, laws and regulations of governments and/or any other cause of a similar or dissimilar nature beyond either party’s control and affecting either party, or subcontractors of or suppliers of Products or materials to either party.

Article 29. Prohibition of Assignment

Either party shall not assign or otherwise dispose of this Agreement and any rights or obligation arising under this Agreement without the prior written approval of the other party.

Article 30. Trade Terms

All trade terms provided in this Agreement shall be interpreted in accordance with the latest incoterms of the International Chamber of Commerce.

Article 31. Governing Law and Jurisdiction

The validity, construction and performance of this Agreement shall be governed by and interpreted in accordance with the laws of State of New York, USA. The venue for litigation will be New York, USA

Article 32. Entire Agreement

This Agreement constitutes the entire and only agreement between the parties hereto and supersedes all previous negotiations, agreements and commitments with respect hereto, and shall not be released, discharged, changed or modified in any manner, except by instruments signed by dully authorised officers or representatives of each of the parties hereto.

IN WITNESS WHEREOF the parties have caused their authorised representatives to execute this Agreement on the date of first above written.

SAMSUNG ELECTRONICS CO., LTD		SUNY TELECOM LTD.

By		By

Name	Kwang Bae Roh	Name	Ilan Ben-Dov
Title	General Manager	Title	CEO
Date	27/02/01	Date	27/02/01

AMENDMENT TO
THE GSM MOBILE STATION DISTRIBUTORSHIP AGREEMENT

Samsung Electronics Co., Ltd., a corporation duly organized and existing under the laws of the Republic of Korea and having its principal office of business at Seoul, Korea (“Samsung”), and Suny Telecom Ltd., a corporation duly organized and existing under the laws of the State of Israel and having its principal office at Petah Tikva, Israel (“Suny”) agree that GSM Mobile Station Distributorship Agreement (“GSM Agreement”) entered into by them on February 27, 2001 (Collectively called “Agreements”) are hereby amended as follows:

1.	[*****]

2.	Article 15.1 of the GSM Agreement titled as “After-Sales Service Support” are amended to read as follows:

“For the faulty products and/or kits that Suny cannot repair, Suny may, upon prior acceptance by Samsung, send the faulty products to Samsung.

If necessary, Samsung shall dispatch its engineer within a commercially reasonable time to investigate and set up the repairing process.”

3.	With respect to Article 24 of the GSM Agreement titled as “Term”, both parties agree that the Agreements shall be renewed for additional two (2) years and amended accordingly:

“This Agreement shall be valid and remain in force for period of 24 months from September 1, 2002 unless terminated by the Parties and may be renewed for additional one year periods provided that the parties agrees to do so in writing at least 30 days prior to expiration of each one year term of this Agreement.”

4.	Subject to the aforesaid all other terms and conditions of the Agreement will remain in full force and will be binding upon the parties.

5.	This Amendment is effective as of September 1, 2002.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment and duplicate to be signed by their duly authorised officers of representatives.

SAMSUNG ELECTRONICS CO., LTD.			SUNY TELECOM LTD.

By:	I. C. Chung	(Print Name)	By:	Ilan Ben-Dov	(Print name)
Title:	Vice President		Title:
Date:			Date:

October 7, 2002	Ref. No. HS-0210070

Mr. Ady Paz / Deputy CEO
Suny Telecom Ltd.
46 Segular St.
49277 Petach Tikva, Israel

Confirmation Letter

We, Samsung Electronics Co., Ltd., hereby confirm to make correction on the articles in the GSM amendment;

-	Article 2:	Article 15.1 of the TDMA Agreement titled as “After-Sales Service Support” are amended to read as follows:

	→	Article 15.1 of the GSM Agreement titled as “After-Sales Service Support” are amended to read as follows:

-	Article 3:	With respect to Article 24 of the TDMA Agreement titled as “Term”, both parties agree that the Agreements shall be renewed for additional two (2) years and amended accordingly:

	→	With respect to Article 24 of the GSM Agreement titled as “Term”, both parties agree that the Agreements shall be renewed for additional two (2) years and amended accordingly:

- END -

Signed by

H. S. Jo / Senior Manager

AMENDMENT (II) TO
THE GSM MOBILE STATION DISTRIBUTORSHIP AGREEMENT

Samsung Electronic Co., Ltd., a corporation duly organized and existing under the laws of the Republic of Korea and having its principal office of business at Seoul. Korea (“Samsung”), and Suny Telecom., a corporation duly organized and existing under the laws of the State of Israel and having its principal office at Petah Tikva, Israel (“Suny”) agree that GSM Mobile Station Distributorship Agreement (“Agreement”) entered into by them on February 27, 2001 and the Amendments to the Agreement (“Amendment 1”), effective as of September 1, 2002 are hereby amended as follows.

1.	[*****]

2.

Article 8 of the Agreement titled “Accessory Supply” is amended as follows, “Samsung shall provide the optional accessories to Suny. Without prior consent of Samsung, Suny shall not purchase any accessories from any third parties.

Suny shall, in good faith, endeavor to encourage its customers to purchase Samsung accessories for the purpose of customers selling them with Samsung mobile phones.

For any detection of its customers’ intention or implementation to purchase third parties accessories, Suny will do it’s best to advise Samsung of such intention any price updates of the accessories will be noticed to Suny beforehand.

Any price updates of the accessories will be noticed to Suny beforehand.

Suny, after review the updated price may suggest its recommended price to Samsung. Samsung is wholly liable for the quality and performance of the accessories which will be supplied with the Products.”

3.	Article 13.2 of the Agreement titled “Tender of Business information” is amended as follows.

“Suny shall furnish the following information to Samsung on monthly basis or whenever Samsung requires:

a)	Monthly sales record of Suny and estimated sales by each operator

b)	Actual transferred prices from Suny to each operator

c)	Stock on hand of Suny and estimated stock on hand by each operator

d)	Technical matters

e)	Service related information Including, but not limited to, analyzed service report on each model sold to operator

f)	Competition with other companies’ products that have launched or will be launched in the future

g)	Government policy regarding telecommunication industry

h)	Any other general information necessary;[11]

4.	[*****]

5.	[*****]

6.	[*****]

7.	[*****]

8.

Article 24 of the Agreement titled "Term" is amended as follows:

This Agreement shall be valid and remain in force for initial period for 24 months from September 1, 2004 unless terminated by the Parties and may be renewed for additional one year periods provided that the parties agrees to do so in writing at least 60 days prior to expiration of each one year term of this Agreement.

[*****]

9.	The Amendment 1 shall not be effective any more as of September 1, 2004

10.	Subject to the aforesaid all other terms and conditions of the Agreement will remain in full force and will be binding upon parties.

11.	This Amendment is effective as of September 1, 2004

IN WITNESS WHEREOF, the parties hereto have caused this Amendment and duplicated to be signed by their duly authorized officers of representatives as of the date set forth above in Article II.

Samsung Electronics Co., Ltd		Suny Telecom (1994) Ltd.

By:	Byong Dae Park	By:	OFER KEDAR	By:	SHACHAR LANDAU
Title:	Vice President	Title:	Joint CEO	Title:	Joint CEO
Date:	September 10, 2004	Date:	10/9/04	Date:	12/9/04

Aug. 16, 2007

Extension of GSM MOBILE STATION DISTRIBUTORSHIP AGREEMENT

Samsung Electronics and Suny Telecom agree to extend the term of the Current GSM Mobile Station Distributorship Agreement, by one year period, in accordance with para. (8) of Amendment (II) to this agreement (which was effective from September 1, 2004).

Signed by the authorized officers of both parties:

Samsung Electronics Co. Ltd.		Suny Telecom (1994) Ltd.

By:	Chiwon Suh	By:	OFER KEDAR
Title:	President	Title:	Joint CEO
Date:	28/08/07	Date:	21/08/07

                     Aug 06, 2008

EXTENSION & AMENDEMENT OF GSM MOBILE STATION
DISTRIBUTORSHIP AGREEMENT

1.

Samsung Electronics and Suny Telecom agree to extend the term of the Current GSM Mobile Station Distributorship Agreement, by one year period, in accordance with para. (8) of Amendment (II) to this agreement (which was effective from September 1, 2004).

2.	Article (29) in the agreement; should be added at the end of the article:

          “Notwithstanding the aforesaid, either party may (without obtaining any approval) assign or otherwise dispose of any of its respective rights or obligations hereunder to any Affiliate or successor of that party (Affiliate means; any entity that is, directly or indirectly, controlling, controlled by or under common control with such party). In such event of permitted assignment or disposal, the assigned or the disposed party will notify the other party hereto of the assignment or the disposal as soon as practicable.”

Signed by the authorized officers of both parties:

Samsung Electronics Co. Ltd.		Suny Telecom (1994) Ltd.

By:	Chiwon Suh	By:	Davidi Piamenta
Title:	President, MEA HQ	Title:	CEO Suny Telecom
Date:	12 Aug 2008	Date:	12 Aug 2008